Hi Friend,

Thank you for working with me to make our country better during my political campaigns. You will never guess what happened to my button machines after we were done.



My son Henry wanted to learn how to build and run a manufacturing company. He started with buttons and farmers markets. Now Buttonsmith has 7000 products selling made right here in the USA and sold in all 50 states.

We have been building a blueprint for the next generation of US manufacturing, because we think manufacturing things here is important.



We are excited to let you know that we are in the process of launching a crowdfunding raise through WeFunder, so that friends and family like you can invest and own a piece of the company.

Check out our pitch here: wefunder.com/buttonsmith.inc

WEFUNDER Explore Search

INVEST IN BUTTONSMITH INC.

Building the blueprint for the future of American manufacturing

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to build US manufacturing for the 21st century. Personally support me and our team. Become an owner of Buttonsmith.

To date, we have...

- Generated more than 10 million dollars in revenue.
- Delivered products to more than 550,000 customers.
- Successfully developed software and new processes for software driven manufacturing.

See our pitch

Here is our cheerful, amazing team.



The timing is great because we are ready to expand at the same moment when the problems with international trade are escalating. We're primed and ready. And we want you to join us.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at 425-458-2487, schedule a video call here calendly.com/darcyburner or email me back with specific questions.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform

3. Any indication of interest involves no obligation or commitment of any kind.

Hope to hear from you soon,

Darcy

Got questions about investing in startups in general? Learn more about Wefunder here.

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses.

Buttonsmith Inc., 31722 East Eugene St., Suite 9, PO Box 1300, Carnation, WA 98014-1300, USA, 800-789-4364

Hi Friend,

I wanted to reach out and let you know what I have been up to lately.

For the last seven years, I have been working (with my son Henry) on a new manufacturing startup. We have been building a blueprint for the next generation of US manufacturing, because we think manufacturing is due for some dramatic changes. In particular, on-demand software driven manufacturing will change both how we manufacture and what it is possible to manufacture. Buttonsmith has been building the systems and processes to make this possible.



Buttonsmith is in the process of launching a crowdfunding raise through WeFunder. I am sending you this note to invite you to our friends and family investment period.

To see what we've been up to, check out our pitch here:
wefunder.com/buttonsmith.inc


WEFUNDER
Explore
Search
INVEST IN BUTTONSMITH INC.
Building the blueprint for the future of American manufacturing

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to build US manufacturing for the 21st century. Personally support me and our team. Become an owner of Buttonsmith.

To date, we have...

- Generated more than 10 million dollars in revenue.
- Delivered products to more than 550,000 customers.
- Successfully developed software and new processes for software driven manufacturing.

See our pitch

Here is our cheerful, amazing team.



Now is the right time to do this. International trade is in disarray.

Logistics and transportation are being redefined. Enormous waste can be eliminated from legacy manufacturing processes. We're primed and ready. And we want you to join us.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to schedule a meeting via calendly.com/darcyburner or email me back with specific questions.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hope to hear from you soon,

Darcy

Got questions about investing in startups in general? Learn more about Wefunder here.

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses.

Buttonsmith Inc., 31722 East Eugene St., Suite 9, PO Box 1300, Carnation, WA 98014-1300, USA, 800-789-4364

buttonsmith® inc.
CARNATION, WASHINGTON

Hi Friend,

When I ran for Congress in 2006, one of the early purchases was a button machine. My then-2-year-old son Henry was fascinated with it. After we were done campaigning, I put the button machines away--until Henry asked to use them for a fourth grade project.



Henry wanted to learn how things were made, and how to build and run a manufacturing company. He started with buttons and farmers markets. And the company he started, Buttonsmith, now makes more than 7000 products right here in the USA which are sold in all 50 states.

We have been building a blueprint for the next generation of US manufacturing, because we think manufacturing things here is important, and we think treating our unionized workers well is important.



We are excited to let you know that we are in the process of launching a crowdfunding raise through WeFunder, so that friends and family like you can invest and own a piece of the company.

Check out our pitch here: wefunder.com/buttonsmith.inc

WEFUNDER Explore Search

INVEST IN BUTTONSMITH INC.

Building the blueprint for the future of American manufacturing

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to build US manufacturing for the 21st century. Personally support me and our team. Become an owner of Buttonsmith.

To date, we have...

- Generated more than 10 million dollars in revenue.
- Delivered products to more than 550,000 customers.
- Successfully developed software and new processes for software driven manufacturing.

See our pitch

Here is our cheerful, amazing team.



The timing is great because we are ready to expand at the same moment when the problems with international trade are escalating. We're primed and ready. And we want you to join us.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at 425-458-2487, schedule a video call here calendly.com/darcyburner or email me back with specific questions.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform

3. Any indication of interest involves no obligation or commitment of any kind.

Hope to hear from you soon,

Darcy

Got questions about investing in startups in general? Learn more about Wefunder here.

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses.

Hey Friend,

Since I started inviting our customers, friends and family to invest in Buttonsmith, I have had overwhelmingly positive responses from hundreds of people. Thank you!

Right now I am in the last phases of giving my friends and family an opportunity to choose their shares of Buttonsmith before the general public can start buying them. On Thursday morning, the Wefunder campaign will open up to the public for the remaining early bird shares.

Whether you join us or not, if you're reading this – I want to thank you. I haven't forgotten how you've invested in building a better country and I am eternally grateful.



If you want to own a piece of next generation American manufacturing you can be proud of, I would love to have you on my team. To see how you can participate visit wefunder.com/buttonsmith.inc

Thanks so much,
Darcy

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not

actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Buttonsmith Wefunder

Buttonsmith Inc., 31722 East Eugene St., Suite 9, PO Box 1300, Carnation, WA 98014-1300, USA,

800-789-4364

Since my time in politics I has been building Buttonsmith, an manufacturing company specializing in US made products. You've supported me in the past and I wanted to give you an opportunity to be a part of the future. Buttonsmith is in the "testing the waters" phase of a crowd-funded equity raise. Over the next few weeks, I'm going to talk about what we're doing, and I'm going to ask if you want to help. Even if you decide not to get involved, I think you'll still find these messages interesting.

American manufacturing is poised to move into a new era. There's a good chance you've heard people talking lately about how depending on places like China isn't such a good idea. The *problem* is that the forces that *drove* mass production to China are still there: low wages, no concern for environmental impact, no health care, and massive government subsidies. If we're going to bring manufacturing back, it has to work on the numbers, and that requires a new approach to manufacturing.

The good news is: manufacturing is ready to change. For several decades we've slowly moved more and more of our production to digital production equipment. Today, that equipment is cheap to run, can operate anywhere (not just China), and it doesn't have to make the same thing twice. Which means, among other things that the era of mass production is coming to an end. We are moving towards the era of software-driven manufacturing, where the entire production process is integrated by software from the moment of order to the moment of delivery and products are produced for the unique individual needs of a specific customer. The equipment we need largely exists. The software to connect it to customers does not, but we are building it.

Buttonsmith may make things, but at our core we're a software company. We're a business run by four senior software people who are alumni of places like Microsoft, Bell Labs, and IBM Research. For the past six years we have been building the missing pieces to make software-driven manufacturing a reality. We actually use that software every day in our own production. Using our software:

- It takes us an average of **five seconds** to get a newly arrived electronic order validated and onto our production floor.
- Order information provided by the customer is *automatically* taken and used to a customized product.
- Our labor time to fulfill single-item orders is just over **3 labor minutes**.
- After learning that the best listing management software in the world couldn't handle us, we've been chipping away at that really hard parts of listing management at scale.
- We believe that Buttonsmith has the best virtual product photography in the world.

Print-like products were easy, so that's where we started. We have already extended into adjacent product lines like dye sublimation and latex printing. The next steps are to expand and extend our capabilities to other kinds of production. First to a wider range of products using existing methods and then to a wider range of product *types*.

By implementing the blueprint for modern American manufacturing we have created, we can make our country stronger. Two things change. First, production will become localized again. Products will be fabricated and assembled close to the customer. In addition to getting what you want, this means jobs where you live. Second, environmental impact gets will reduce environmental impact. Today, China accounts for more greenhouse gas production than the rest of the world *combined*. 95% of that can be attributed to manufacturing activities and supporting transportation. We can make a huge impact simply by moving production to places that use less-destructive methods. We can also eliminate about half of the transportation activity that moves materials back and forth as they proceed through the production process from raw materials to usable products.

If you are interested in learning more about Buttonsmith and what we have done so far visit our Wefunder page, wefunder.com/buttonsmith.inc.

Best regards,

Darcy Burner
Buttonsmith Inc

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. *No money or other consideration is being solicited. If sent, it will not be accepted;*
2. *No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform*
3. *Any indication of interest involves no obligation or commitment of any kind.*

Oops, sorry about the typo. What I meant to say was...
Since my time in politics I have been building Buttonsmith, an manufacturing company specializing in US made products.

If you are interested in learning more about Buttonsmith and what we have done so far visit our Wefunder page, wefunder.com/buttonsmith.inc.

Thanks for understanding,

Darcy Burner

Buttonsmith Inc

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. *No money or other consideration is being solicited. If sent, it will not be accepted;*
2. *No offer to buy securities will be accepted and opart of the purchase price will be received until a Form C is filed and only through Wefunder's platform*
3. *Any indication of interest involves no obligation or commitment of any kind.*

Hi Friend,

A few quick updates:

- **First,** our raise is now public. As of last Thursday, anyone coming to the Wefunder site can see us and has an opportunity to invest.

  As of the time I'm writing this email, we've raised more than $200,000 from investors (like you!) to rebuild US manufacturing.

- **Second,** Forbes.com published an article I wrote on how US manufacturing can move into the 21st century.

- **Finally**, if you know anybody who might like to be invited to be a part of rebuilding US manufacturing, please:

  1. Share on social media. Facebook and LinkedIn are especially valuable. Here's an example post that you could share:

  "Buttonsmith, a company that is recreating American manufacturing is running an investment crowdfunding round. I love their story and am excited to see what they can do. This isn't Kickstarter -- the platform they are using lets anyone invest in companies they believe in – and hopefully earn a return by participating in their growth. Check out their Wefunder raise here: wefunder.com/buttonsmith.inc"

  2. Connect me with anyone you think might be interested in investing a larger amount in the campaign (e.g. $5,000 or more), or who is well-connected in the US manufacturing space.

Thanks for your continued support! I really appreciate you.

Best,
Darcy

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not

actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Friend,

We wanted to reach out and give you some updates on our raise.

First, **we have already raised over $250,000**. We are excited about our progress so far, and we're grateful for your help in ensuring we are off to a good start! There is still room in our early bird terms if you have any contacts who are interested in investing. They can visit our Wefunder site, https://wefunder.com/buttonsmith.inc

Second, Darcy was interviewed by a Wefunder investor panel and that **video is live on the Wefunder site**. Be sure to check it out, https://wefunder.com/buttonsmith.inc.

Finally, we have gotten some **good questions in our Q & A section** of the Wefunder page that Darcy has answered. If you have any questions, you can post them there to be answered, https://wefunder.com/buttonsmith.inc.

Thanks for being one of our investors and continuing to support our efforts!
The Buttonsmith Team

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. *No money or other consideration is being solicited. If sent, it will not be accepted;*
2. *No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform*
3. *Any indication of interest involves no obligation or commitment of any kind.*

Hi Friend,

I wanted to reach out and let you know what I have been up to lately.

For the last six years, I have been working on a new manufacturing startup. We have been building a blueprint for the next generation of US manufacturing, because we think manufacturing is due for some dramatic changes. In particular, on-demand software driven manufacturing will change both how we manufacture and what it is possible to manufacture. Buttonsmith has been the systems and processes to make this possible.



Buttonsmith is in the process of launching a crowdfunding raise through WeFunder. I am sending you this note to invite you to our friends and family investment period.

To see what we've been up to, check out our pitch here:
wefunder.com/buttonsmith.inc


WEFUNDER
Explore
Search
INVEST IN BUTTONSMITH INC.
Building the blueprint for the future of American manufacturing

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to build US manufacturing for the 21st century. Personally support me and our team. Become an owner of Buttonsmith.

To date, we have...

- Generated more than 10 million dollars in revenue.
- Delivered products to more than 550,000 customers.
- Successfully developed software and new processes for software driven manufacturing.

See our pitch

Here is our cheerful, amazing team.



Now is the right time to do this. International trade is in disarray.

Logistics and transportation are being redefined. Enormous waste can be eliminated from legacy manufacturing processes. We're primed and ready. And we want you to join us.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at 800-789-4364 x110, schedule a meeting via calendly.com/jsshapiro or email me back with specific questions.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hope to hear from you soon,

Jonathan

Got questions about investing in startups in general? Learn more about Wefunder here.

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses.

...at least for many of you. Hopefully each of you is doing well.

I wanted to reach out and let you know what I've been up to these last few years now that we're *finally* ready to talk about it.

Six years ago I joined Buttonsmith as President and COO. What started as my stepson's elementary school project has become a business that generated $5.5M in revenue last year. We're a software company disguised as a manufacturer, working to define how software-driven manufacturing will take shape over the next few years. To do that, we needed to become a world-class manufacturer ourselves, because you can't automate things *well* unless you understand them. These days, we can go from an incoming order to the manufactured result in a bit over 3 labor minutes. We have a terrific software team and an amazing eCommerce team.



We believe that the future of manufacturing is local. That the transition from mass production to mass customization will really start to take hold in a visible way over the next decade. Ten years from now, we think that a lot of the products you get will be specifically made to order for you. Because of this, there will be no advantage to centralized production; they'll be made close to the customers. The way we see it, this will lower product costs while producing local jobs.

We're working to drive that transition, and in the next few weeks we're going to be asking you to help. I hope you'll join us - this isn't another overvalued and underperforming unicorn. But even if you don't, I hope you'll take a few minutes over the next few weeks to find out where we think manufacturing is going in the years ahead. Interesting times.

If you want a sense of what we're up to, feel free to have a look at our WeFunder raise page.

Best regards,

Jonathan

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. *No money or other consideration is being solicited. If sent, it will not be accepted;*
2. *No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform*
3. *Any indication of interest involves no obligation or commitment of any kind.*

Buttonsmith is in the "testing the waters" phase of a crowd-funded equity raise. Over the next few weeks, we're going to talk about what we're doing, and we're going to ask if you want to help. Even if you decide not to get involved, I think you'll still find these messages interesting.

American manufacturing is poised to move into a new era. Each of you knows about Buttonsmith as a manufacturer. You've worked with us, or you've purchased something from us, or you've sent us email to take care of something for you. There's a good chance you've *also* heard people talking lately about how depending on places like China isn't such a good idea. The *problem* is that the forces that *drove* mass production to China are still there: low wages, no concern for environmental impact, no health care, and massive government subsidies. If we're going to bring manufacturing back, it has to work on the numbers, and that requires a new approach to manufacturing.

The good news is: manufacturing is ready to change. For several decades we've slowly moved more and more of our production to digital production equipment. Today, that equipment is cheap to run, can operate anywhere (not just China), and it doesn't have to make the same thing twice. Which means, among other things that the era of mass production is coming to an end. We are moving towards the era of software-driven manufacturing, where the entire production process is integrated by software from the moment of order to the moment of delivery and products are produced for the unique individual needs of a specific customer. The equipment we need largely exists. The software to connect it to customers does not, but we are building it.

Buttonsmith may make things, but at our core we're a software company. We're a business run by four senior software people who are alumni of places like Microsoft, Bell Labs, and IBM Research. For the past six years we have been building the missing pieces to make software-driven manufacturing a reality. We actually use that software every day in our own production. Using our software:

- It takes us an average of **five seconds** to get a newly arrived electronic order validated and onto our production floor.
- Order information provided by the customer is *automatically* taken and used to a customized product.
- Our labor time to fulfill single-item orders is just over **3 labor minutes**.
- After learning that the best listing management software in the world couldn't handle us, we've been chipping away at that really hard parts of listing management at scale.
- We believe that Buttonsmith has the best virtual product photography in the world.

Print-like products were easy, so that's where we started. We have already extended into adjacent product lines like dye sublimation and latex printing. The next steps are to expand and extend our capabilities to other kinds of production. First to a wider range of products using existing methods and then to a wider range of product *types.*

By implementing the blueprint for modern American manufacturing we have created, we can make our country stronger. Two things change. First, production will become localized again. Products will be fabricated and assembled close to the customer. In addition to getting what you want, this means jobs where you live. Second, environmental impact gets will reduce environmental impact. Today, China accounts for more greenhouse gas production than the rest of the world *combined*. 95% of that can be attributed to manufacturing activities and supporting transportation. We can make a huge impact simply by moving production to places that use less-destructive methods. We can also eliminate about half of the transportation activity that moves materials back and forth as they proceed through the production process from raw materials to usable products.

If you are interested in learning more about Buttonsmith and what we have done so far visit our Wefunder page, wefunder.com/buttonsmith.inc.

Best regards,

Jonathan Shapiro

Buttonsmith Inc

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. *No money or other consideration is being solicited. If sent, it will not be accepted;*
2. *No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform*
3. *Any indication of interest involves no obligation or commitment of any kind.*

buttonsmith® inc.
CARNATION, WASHINGTON

Hi Friend,

Thank you for supporting our Kickstarter campaign six years ago. We have come a long way since then.

Since that successful Kickstarter campaign, we have been building a blueprint for the next generation of US manufacturing, because we think manufacturing is due for some dramatic changes. In particular, on-demand software driven manufacturing will change both how we manufacture and what it is possible to manufacture. Buttonsmith has been building the systems and processes to make this possible.



Buttonsmith is in the process of launching a crowdfunding raise through WeFunder. I am sending you this note to invite you to our friends and family investment period.

To see what we've been up to, check out our pitch here:
wefunder.com/buttonsmith.inc

WEFUNDER Explore Search

INVEST IN BUTTONSMITH INC.

Building the blueprint for the future of American manufacturing

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to build US manufacturing for the 21st century. Personally support me and our team. Become an owner of Buttonsmith.

To date, we have...

- Generated more than 10 million dollars in revenue.
- Delivered products to more than 550,000 customers.
- Successfully developed software and new processes for software driven manufacturing.

See our pitch

Here is our cheerful, amazing team.



Now is the right time to do this. International trade is in disarray. Logistics and transportation are being redefined. Enormous waste can be eliminated from legacy manufacturing processes. We're primed and ready. And we want you to join us.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to schedule a meeting via calendly.com/darcyburner or email me back with specific questions.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hope to hear from you soon,

Darcy

Got questions about investing in startups in general? Learn more about Wefunder here.

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses.

buttonsmith® inc.
CARNATION, WASHINGTON

Hi Friend,

Thank you for being one of Buttonsmith's amazing partners. We have been working hard over here and wanted to give you an update as well as some excited news.

Buttonsmith has been building a blueprint for the next generation of US manufacturing, because we think manufacturing is due for some dramatic changes. In particular, on-demand software driven manufacturing will change both how we manufacture and what it is possible to manufacture. We also think manufacturing things here in the US is important. Buttonsmith has been building the systems and processes to make this possible.



We are excited to let you know that we are in the process of launching a crowdfunding raise through WeFunder, so that our friends and partners like you can invest and own a piece of the company.

Check out our pitch here: wefunder.com/buttonsmith.inc

INVEST IN BUTTONSMITH INC.

Building the blueprint for the future of American manufacturing

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who have been working with us to help build the future of manufacturing. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to build US manufacturing for the 21st century. Personally support our team. Become an owner of Buttonsmith.

To date, we have...

- Generated more than 10 million dollars in revenue.
- Delivered products to more than 550,000 customers.
- Successfully developed software and new processes for software driven manufacturing.

See our pitch

Here is our cheerful, amazing team.



Now is the right time to do this. International trade is in disarray. Logistics and transportation are being redefined. We can work together to build the specific products people want, and reduce production waste in the process. We're primed and ready. And we want you to join us.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at 800-789-4364 x110, schedule a meeting via calendly.com/jsshapiro, or email me back with specific questions.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hope to hear from you soon,

Jonathan and the Buttonsmith Team

Got questions about investing in startups in general? Learn more about Wefunder here.

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses.

When somebody comes along and says "We want to revive US manufacturing and improve the ecosystem", it's reasonable to ask how they think that's going to happen.

For America to be competitive in manufacturing, we need to change the game. The American manufacturing business model no longer works. It hasn't since the 1970s. If a product can be stored in inventory, it can be made anywhere in the world and shipped to the destination. Because of this, mass production favors whatever place has the lowest combined cost of labor and shipping. That's never going to be a game that America can win. Right now, the winners are mostly China and India. So how do we change the game and who is going to lead it?

New manufacturing approaches are going to built by small to mid-sized businesses. Existing mass producers will not lead this change. In a lot of cases, they *can't*, because they don't have the cash to invest in new ways of doing things while serving existing customers at the same time. This is known as the "Innovators Dilemma," and it is part of why innovation tends to be driven by scrappy newcomers (like Buttonsmith). Small and mid-sized business have little or no legacy burden, which gives them the freedom to be more nimble and adopt changes more quickly. That's perfect, because we want them to exist in every community. As the solutions "prove out", larger companies will eventually start to invest. All of which creates local jobs.

Local production allows products to be made just for the customer. When products are made on demand and specifically for each customer, you can't make them ahead of time and you can't put them in inventory. When there's no inventory, there's no way to disguise the delays that mass production and cargo shipping require. The only way to get those products to customers quickly is to have short production times and short delivery times. For a customer in Chicago, you can't do that from Shanghai.

Making products to order reduces environmental impact, waste and inventory risk. Mass production methods overproduce; between 20% and 30% of finished products are never purchased. Each of those unsold items used resources to make, incurred transportation costs, had environmental impact at every stage, and eventually lands in a dump (if not in the ocean). Simply by making only what we actually sell, we can reduce all of these impacts by 20% to 30%. In software-driven manufacturing, items are produced to order. Over the last seven years, Buttonsmith has demonstrated that this doesn't have to involve long waits *or* higher prices.

Buttonsmith is making software-driven manufacturing happen. We are building the software and processes and teaching others how to do it profitably. Invest in the future of local manufacturing.

Best,

The Buttonsmith Team

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. *No money or other consideration is being solicited. If sent, it will not be accepted;*
2. *No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform*
3. *Any indication of interest involves no obligation or commitment of any kind.*

Buttonsmith Inc., 31722 East Eugene St., Suite 9, PO Box 1300, Carnation, WA 98014-1300, USA, 800-789-4364

buttonsmith® inc.
CARNATION, WASHINGTON

Hi Friend,

I wanted to reach out to let you know what I have been up to and some exciting news.

Buttonsmith, the company I work for, has been building a blueprint for the next generation of US manufacturing, because we think manufacturing things here is important.



We are excited to let you know that we are in the process of launching a crowdfunding raise through WeFunder, so that friends and family like you can invest and own a piece of the company.

Check out our pitch here: wefunder.com/buttonsmith.inc

WEFUNDER   Explore   Search

INVEST IN BUTTONSMITH INC.

Building the blueprint for the future of American manufacturing

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not

actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to build US manufacturing for the 21st century. Personally support me and our team. Become an owner of Buttonsmith.

To date, we have...

- Generated more than 10 million dollars in revenue.
- Delivered products to more than 550,000 customers.
- Successfully developed software and new processes for software driven manufacturing.

See our pitch

Here is our cheerful, amazing team.



The timing is great because we are ready to expand at the same moment when the problems with international trade are escalating. We're primed and ready. And we want you to join us.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at 425-336-2876 or email me back with specific questions.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Best,

Sarah

Got questions about investing in startups in general? Learn more about Wefunder here.

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses.

Buttonsmith Inc., 31722 East Eugene St., Suite 9, PO Box 1300, Carnation,

buttonsmith® inc.
CARNATION, WASHINGTON

Hi Friend,

I wanted to reach out to let you know what I have been up to and some exciting news.

Buttonsmith, the company I work for, has been building a blueprint for the next generation of US manufacturing, because we think manufacturing things here is important.



We are excited to let you know that we are in the process of launching a crowdfunding raise through WeFunder, so that friends and family like you can invest and own a piece of the company.

Check out our pitch here: wefunder.com/buttonsmith.inc


WEFUNDER
Explore
Search
INVEST IN BUTTONSMITH INC.
Building the blueprint for the future of American manufacturing

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not

actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to build US manufacturing for the 21st century. Personally support me and our team. Become an owner of Buttonsmith.

To date, we have...

- Generated more than 10 million dollars in revenue.
- Delivered products to more than 550,000 customers.
- Successfully developed software and new processes for software driven manufacturing.

See our pitch

Here is our cheerful, amazing team.



The timing is great because we are ready to expand at the same moment when the problems with international trade are escalating. We're primed and ready. And we want you to join us.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at 425-336-2876, schedule a time to chat via calendly.com/sarahdenike, or email me back with specific questions.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Best,
Sarah

Got questions about investing in startups in general? Learn more about Wefunder here.

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses.

Friend, Skye and Islay would like you to join their team!



Hi Friend,

Over the last 6 years, I have been working at Buttonsmith building the company from Henry Burner's little company to a multi-million dollar US manufacturer. We have reached the point that we can't grow at the rate we want to without outside investment. This is where you come in, see our Wefunder page.

The time is right for us to raise money via crowdfunding. We have very lofty goals of building a better way of manufacturing in the US and becoming much less reliant on foreign products. In order to continue

to build out the blueprint we have successfully created we need capital.

Typical investment opportunities usually overlook companies like ours, so we are turning to crowdfunding. With the new possibilities of have our friends and family as investors in Buttonsmith, we know we can get there.

I am asking you to take a look at our pitch and see if you would like to join us. There is no pressure if this isn't something you are interested in doing, but I wanted to reach out and give you the opportunity.

If you have questions, please feel free to call me, email me or set up an appointment via calendly at calendly.com/sarahdenike.

Hope to hear from you soon,

Sarah

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
Some necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Buttonsmith Inc., 31722 East Eugene St., Suite 9, PO Box 1300, Carnation, WA 98014-1300, USA,

800-789-4364

buttonsmith® inc.
CARNATION, WASHINGTON

Hi Friend,

Thank you for being one of Buttonsmith's awesome customers.

We have been building a blueprint for the next generation of US manufacturing, because we think manufacturing things here is important.



We are excited to let you know that we are in the process of launching a crowdfunding raise through WeFunder, so that our customers like you can invest and own a piece of the company.

Check out our pitch here: wefunder.com/buttonsmith.inc


WEFUNDER
Explore
Search
INVEST IN BUTTONSMITH INC.
Building the blueprint for the future of American manufacturing

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to build US manufacturing for the 21st century. Personally support me and our team. Become an owner of Buttonsmith.

To date, we have...

- Generated more than 10 million dollars in revenue.
- Delivered products to more than 550,000 customers.
- Successfully developed software and new processes for software driven manufacturing.

See our pitch

Here is our cheerful, amazing team.



The timing is great because we are ready to expand at the same moment

when the problems with international trade are escalating. We're primed and ready. And we want you to join us.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at 425-458-2487, schedule a video call here calendly.com/darcyburner or email me back with specific questions.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hope to hear from you soon,
Darcy

Got questions about investing in startups in general? Learn more about Wefunder here.

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses.

buttonsmith® inc.
CARNATION, WASHINGTON

Hi Friend,

I'm following up on an email I sent you last week about reserving your spot as an investor in Buttonsmith. We want to give our loyal customers first crack at owning a piece of the company.



We're raising money in this way so that we can have a different type of company - one that is built by the community, fans, and customers that believe in what we offer, not one that is funded by faceless banks and venture capital funds. If Buttonsmith does well, you will do well with us.

I'm asking that if you do plan to *reserve your spot as an investor, you do so this week, so that we can hit our goal of $100,000 raised by the 20th. Early momentum is extremely important in crowdfunding round - if you reserve now, you are helping us raise our goal exponentially more than if you reserve later.

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

If you have any questions about the investment or company, I'm always available.

Some necessary disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;

2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform

3. Any indication of interest involves no obligation or commitment of any kind.

See our pitch and reserve your spot at
wefunder.com/buttonsmith.inc

Best,
Darcy

Hey Friend,

Since we started inviting our customers, friends and family to invest in Buttonsmith, we have had overwhelmingly positive responses from hundreds of people. Thank you!

Right now we are in the last phases of giving Buttonsmith customers an opportunity to choose their shares of Buttonsmith before the general public can start buying them. On Thursday morning, the Wefunder campaign will open up to the public for the remaining early bird shares.

Whether you join us or not, if you're reading this – we want to thank you. We haven't forgotten how you've been a loyal customer... and we are eternally grateful.

Let's go Team Buttonsmith!

Make our day and visit our pitch page here:
wefunder.com/buttonsmith.inc.



If you want to own a piece of next generation American manufacturing you can be proud of, we would love to have you on our team. To see how you can participate visit wefunder.com/buttonsmith.inc

Thanks so much,

Darcy

*Our raise is currently in “testing the waters” mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Buttonsmith Wefunder

Buttonsmith Inc., 31722 East Eugene St., Suite 9, PO Box 1300, Carnation, WA 98014-1300, USA,

800-789-4364

buttonsmith® inc.
CARNATION, WASHINGTON

Hi Friend,

Thank you for being one of Buttonsmith's awesome customers.

We have been building a blueprint for the next generation of US manufacturing, because we think manufacturing things here is important.



We are excited to let you know that we are in the process of launching a crowdfunding raise through WeFunder, so that our customers like you can invest and own a piece of the company.

Check out our pitch here: wefunder.com/buttonsmith.inc

WEFUNDER Explore Search

INVEST IN BUTTONSMITH INC.

Building the blueprint for the future of American manufacturing

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to build US manufacturing for the 21st century. Personally support me and our team. Become an owner of Buttonsmith.

To date, we have...

- Generated more than 10 million dollars in revenue.
- Delivered products to more than 550,000 customers.
- Successfully developed software and new processes for software driven manufacturing.

See our pitch

Here is our cheerful, amazing team.



The timing is great because we are ready to expand at the same moment

when the problems with international trade are escalating. We're primed and ready. And we want you to join us.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at 425-458-2487, schedule a video call here calendly.com/darcyburner or email me back with specific questions.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hope to hear from you soon,
Darcy

Got questions about investing in startups in general? Learn more about Wefunder here.

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses.

Thank you



Friend, thank you for your investment reservation.

We are excited that you are interested in taking an ownership stake in Buttonsmith. We're raising money in this way so that we can have a different type of company - one that is built by the community, fans, and customers that believe in what we offer. So thank you for being part of that.

As we move through this process we will continue to update you on next steps. Feel free to check on the WeFunder page for updates as well.

If you have any questions about the company or our plans, don't hesitate to reach out or post them on the WeFunder page so we can answer them for everyone. And feel free to share the raise with friends, using this link - the more the merrier!
wefunder.com/buttonsmith.inc

Best,
Darcy

Hi Friend,

A few quick updates:

First, Buttonsmith's raise is now public. As of last Thursday, anyone coming to the Wefunder site can see us and has an opportunity to invest.

As of the time I'm writing this email, we've raised more than $200,000 from investors (like you!) to rebuild US manufacturing.

Second, Forbes.com published an article I wrote on how US manufacturing can move into the 21st century.

Thanks for your continued support! I really appreciate you.

Best,
Darcy


WEFUNDER
BUTTONSMITH INC.
buttonsmith
CARNATION, WA
Building the blueprint for the future of American manufacturing
E-commerce, automation and software driven American manufacturing company



Forbes

How Digital Manufacturing Can Revolutionize The Global Economy

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Have you heard Henry tell the story of founding Buttonsmith?

We have a new video showing young Henry telling the story of founding the company. He is quite cute, at least we think so.

Henry is going to be off to college in a few weeks, so this was clearly taken a few years ago.



Watch Video

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. *No money or other consideration is being solicited. If sent, it will not be accepted;*
2. *No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform*
3. *Any indication of interest involves no obligation or commitment of any kind.*

Buttonsmith Inc., 31722 East Eugene St., Suite 9, PO Box 1300, Carnation, WA 98014-1300, USA, 800-789-4364

Hi Friend,

Over the weekend I was asked what is it about Buttonsmith that makes us different. This is what I said:

We make items to order. Instead of guessing how many of something customers will want six months from now, we make exactly what customers want today. We can make one or we can make five thousand; they can be personalized or generic. Either way, the process is the same: the order is placed and our software, equipment, and employees produce it. Because we make exactly what customers order, we can have a giant catalog of designs and sizes. We don't have to worry about the inventory risk of carrying items that may or may not sell (which is sometimes as much as 50% of what other manufacturers produce!)

We make things in ways that don't destroy the planet. Nearly all of our competitors make thousands of copies at a time in China of whatever they want to sell. Those Chinese factories are powered by coal; the cargo ships that then bring those goods halfway around the world release a staggering amount of greenhouse gases, and then whatever products don't sell are usually destroyed or put in a landfill. If we want the planet to be inhabitable in 100 years, we *have to* stop manufacturing that way. That's why we make what customers order, without waste, here in the US, using 100% clean energy.

Why aren't others doing what you do? Because it is hard. We have built software that takes the order information and gets the correct template selected, then sends it to the correct machines. When the machines have done their things, our employees finish any remaining assembly steps and get the item shipped to the customer. We can produce an average order in less than three labor minutes -- about the same amount of time most companies take just to find something in their warehouse that's already been made! The combination of the software we've built and our processes is particularly powerful.

Where is the company going? **We want to grow faster, better, and stronger.** Up to this point, we have bootstrapped our growth. Now we know exactly what we need to do to scale, and the missing piece is the capital to make it all come together. Manufacturing is an interesting space when it comes to funding, because although it's clearly critical to the future of the country, it isn't a space that venture capitalists or private equity are paying much attention to. We've chosen to crowdfund the capital needed for growth so that you, our family, friends, and customers, can own the company we build together.

I invite you to join me on this journey and see how far we can take this together.

Best,

Sarah DeNike

Buttonsmith VP Marketing

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. *No money or other consideration is being solicited. If sent, it will not be accepted;*
2. *No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform*
3. *Any indication of interest involves no obligation or commitment of any kind.*

Buttonsmith Inc.
Published by HubSpot · November 3 at 2:07 PM ·

We crossed $500,000! Check out our Wefunder campaign: https://wefunder.com/buttonsmithinc
Disclosure: https://help.wefunder.com/.../testing-the-waters-legal... #crowdfunding #americanmanufacturing #madeintheUSA #smallbusiness #womenownedbusiness



WEFUNDER.COM

Invest in Buttonsmith Inc.: Building the blueprint for the future of American manufacturing | Wefunder

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Buttonsmith Inc.
Published by Darcy Burner · August 12 ·

Darcy Burner
August 12 ·

We believe that it's possible to build a better economy with 21st century American manufacturing. And we've just launched our first crowdfunding campaign so that you can join us.

Interested? You can read more at http://Wefunder.com/Buttonsmith.inc.

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



WEFUNDER.COM

Invest in Buttonsmith Inc.: Building the blueprint for the future of American manufacturing | Wefunder



Darcy Burner

Favorites · November 3 at 5:23 PM ·

As a manufacturer:

Umair is correct in this article.

The people telling you that inflation is transitory are simply not looking closely at the supply side of the equation.

The price of everything is going up — and is going to keep going up.

That has massive implications for policy.

It also is a big reason why Buttonsmith has been so focused on rethinking how the world makes things. We need to drastically reinvent manufacturing so that we reduce climate impact, reduce waste, and make only exactly what's needed.

(If you want to help: we are crowdfunding on WeFunder: Wefunder.com/Buttonsmith.inc)



$1,825
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EAND.CO

Why Everything is Suddenly Getting More Expensive—

Darcy Burner
Favorites · August 12 ·

We believe that it's possible to build a better economy with 21st century American manufacturing. And we've just launched our first crowdfunding campaign so that you can join us.

Interested? You can read more at http://Wefunder.com/Buttonsmith.inc.

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



WEFUNDER.COM

Invest in Buttonsmith Inc.: Building the blueprint for the future of American manufacturing | Wefunder



Darcy Burner

Favorites · July 20 ·

Buttonsmith is exploring launching a WeFunder campaign soon.

I'd LOVE to have feedback on what we have put together to explain what we are doing.

Interested in a sneak peek and a chance to tell me how to make it better? Send me a DM or comment below; if you give me an email address I can let you in to take a look. 🙂

BUTTONSMITH INC.



buttonsmit
CARNATION, WA

Building the blueprint for future American manufacturing

- E-commerce, automation and software driven American manufacturing company
- $5.5M in gross revenue in 2020
- More than 500,000 customers

4

1 Comment

Sarah DeNike
September 21 ·

Are you looking for an interesting new investment opportunity? My company, Buttonsmith, is in the process of raising money through equity crowdfunding. For as little as $100 you can join our raise. You can check it out here https://wefunder.com/buttonsmith.inc

Testing the waters disclosure: https://help.wefunder.com/.../testing-the-waters-legal...



Darcy Burner
CEO, BUTTONSMITH INC.

Jim DeNike, Dana Aldred and 5 others 1 Share

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Sarah DeNike
August 12 ·

We have been busy over here at Buttonsmith. We believe that it's possible to build a better economy with 21st century American manufacturing. And we've just launched our first crowdfunding campaign so that you can join us.

Interested? You can read more at http://Wefunder.com/Buttonsmith.inc.

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



WEFUNDER.COM

Invest in Buttonsmith Inc.: Building the blueprint for the future of American manufacturing | Wefunder

Steffani Lange Charkiewicz

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Jonathan Shapiro shared a memory.

September 29 ·

...

Six years ago, we were prepping what is now our Eugene Street facility. It started with replacing the floor, which was quite the job. Darcy is here taking a well-earned break. Six years later (almost to the day), we're looking for a much larger space as the business continues to thrive and grow.

I spent quite a number of years in venture-obsessed Silicon Valley. Built some pretty interesting things and co-founded or ran some interesting hardware and software companies. Later, I bootstrapped another one, much as we have done with Buttonsmith Inc. Helping to run Buttonsmith has made me learn a wide range of new skills, and it has shown me that there is a serious sickness in the world of venture capital. In the wake of Sarbanes-Oxley, professional investors can't really consider investing in businesses that "only" grow 85% a year - not even the ones who generated a higher revenue per capita in 2020 than *Microsoft*. If we want to fix US manufacturing, we need a way for those companies to have access to capital.

In March of 2021, new SEC regulations went into effect that provide paths for smaller businesses, woman owned and controlled businesses like ours, and other underrepresented groups. The ones that create real jobs for real people. These new rules allow *anyone* to invest in young growing companies at levels of cost and risk they can reasonably afford. It's called "crowd funding", and it is now an SEC-regulated way to raise money to grow young businesses.

If you haven't heard about this new mechanism, have a look at what's happening on Wefunder (http://wefunder.com). There are lots of interesting things going on over there. If you're inclined, take a look at how a ten year old's ideas have become a business with $5.5M in revenue last year and is still growing: http://wefunder.com/Buttonsmith.inc.

Buttonsmith Inc. @buttonsmithinc · Nov 4

We crossed $500,000! Check out our Wefunder campaign: hubs.li/H0-FkZg0
Disclosure: hubs.li/H0-FsYH0
#crowdfunding #americanmanufacturing #madeintheUSA #smallbusiness #womenownedbusiness



wefunder.com
Invest in Buttonsmith Inc.: Building the blueprint for the future of Ame...
Building the blueprint for the future of American manufacturing

WANT TO BE AN OWNER OF BUTTONSMITH?



HELP BUTTONSMITH BY SUPPORTING THEIR EQUITY CROWDFUNDING RAISE

buttonsmithinc ···

buttonsmithinc We crossed over $500,000! Check out our Wefunder campaign:
https://wefunder.com/buttonsmithinc
Disclosure:
https://help.wefunder.com/testing-the-waters-legal-disclosure
#crowdfunding #americanmanufacturing #madeintheUSA #smallbusiness #womenownedbusiness

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NOVEMBER 3

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Buttonsmith Inc.
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Investment opportunity: With an investment as small as $100, you can become an owner of Buttonsmith.
Disclosures:https://help.wefunder.com/testing-the-waters-legal-disclosure

WANT TO BE AN OWNER OF BUTTONSMITH?



WEFUNDER.COM
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Buttonsmith Inc.

Sponsored ·

Buttonsmith has created the blueprint to fundamentally change US manufacturing. Help us move forward by investing in our equity crowdfunding raise on Wefunder.
Disclosure: https://help.wefunder.com/testing-the-waters-legal...



You can help rebuild US manufacturing by supporting Buttonsmith's equity crowdfunding raise

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An invitation to help rebuild US manfuacturing

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Buttonsmith Inc.
Sponsored ·

Buttonsmith, a US manufacturing company is raising captial through equity crowdfunding on Wefunder.
Disclosure:https://help.wefunder.com/testing-the-waters-legal-disclosure



NEW CROWDFUNDING INVESTMENT OPPORTUNITY

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Buttonsmith launches crowdfunding raise through WeFunder

Sarah DeNike Aug 18, 2021

BUTTONSMITH INC.





Building the blueprint for the future of American manufacturing

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Since Henry started Buttonsmith seven years ago, we have been bootstrapping the company. Over that time we have built a blueprint for digital, software driven manufacturing that we are ready to push forward. We are excited about our future.

We are raising investment funds to capitalize on the opportunity in front of us. Rather than taking the traditional route that ends with only millionaires and billionaires owning promising companies, we want to move forward in a way that results in our community owning what we build together. You are the customers and community who have supported us on every step of our journey.

Chat with us!


BUTTONSMITH INC.

Building the blueprint for the future of American manufacturing

- E-commerce, automation and software driven American manufacturing company

We are not asking for a donation here. This is not Kickstarter. We are inviting you to be *investors in Buttonsmith. As we grow the company, your investment can grow too.

Check out our WeFunder page.

If you have any questions or feedback, we would love to hear from you.
Together, let's build a world class brand that's owned by We, the People.

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation - not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

If you have any questions about the investment or company, please let us know. We are happy to chat anytime.

Some necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

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